UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Exact name of registrant as specified in its charter)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province,

People’s Republic of China 325025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Private Placement

On February 27, 2026, ZK INTERNATIONAL GROUP CO., LTD. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers, and the Purchasers agreed to buy from the Company, an aggregate of up to 40,040,000 ordinary shares, no par value per share (the “Ordinary Shares”), of the Company at a price of $0.50 per share to purchase an aggregate of up to 40,040,000 Ordinary Shares, for the aggregate purchase price of approximately $20,020,000, which purchase price should be paid by each of the Purchasers in US$ fiat money or in cryptocurrencies, in the sole discretion of the Company.

The Company and the Purchasers each made customary representations, warranties, and covenants in the Purchase Agreement. The transaction contemplated in the Purchase Agreement is expected to close in the first quarter of 2026.

A copy of the Form of the Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by, such document.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZK International Group Co., Ltd.

Date: March 02, 2026	By:	/s/ Ruihong Ma
Ruihong Ma
Chief Executive Officer

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